Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

March 28, 2022

Samantha Brutlag, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263)

Dear Ms. Brutlag:

This letter responds to comments relating to Post-Effective Amendment No. 382 (“PEA No. 382”) to the registration statement on Form N-1A of Exchange Traded Concepts Trust (the “Registrant”). PEA No. 382 was filed on January 28, 2022 for the purpose of reflecting revisions to the principal investment strategies of the Hull Tactical US ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 382.

1.	Comment. Please provide the completed fee table, expense example, and performance information for the Fund at least one week before the registration statement becomes effective.

Response. Registrant represents that the requested information has been provided under separate cover.

2.	Comment. The staff suggests disclosing the Fund’s 80% investment policy in the Item 4 principal investment strategy disclosure as well as in the Item 9 disclosure.

Response. Registrant represents that the 80% investment policy has been added to the Item 4 principal investment strategy disclosure.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

March 28, 2022

3.	Comment. Please consider reordering the principal risks of the Fund so that the most significant risks are disclosed first (see ADI 2019-08).

Response. Registrant notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. Registrant also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, Registrant respectfully declines to reorder the principal risks at this time.

4.	Comment. In the second paragraph of the performance information section, please add a reference to the recent addition of the Fund’s Equity Options strategy.

Response. Registrant represents that the requested disclosure has been added.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum